Exhibit No. 12

RPM

RATIO OF EARNINGS TO FIXED CHARGES

Periods Ended May 31, 2011 through May 31, 2015 and February 29, 2016

	9 Months Ended February 29,	Year Ended May 31,
	2016	2015	2014	2013	2012	2011
Ratio of Earnings to Fixed Charges [1]	4.46	5.29	5.34	2.86	4.84	4.72

1 Calculated as follows	(income before income taxes) +(fixed charges)
(fixed charges)

Fixed charges consist of interest expense, amortized expenses related to debt and an estimate of the interest portion of rental expense.

	9 Months Ended February 29,	Year Ended May 31,
(All numbers in thousands)	2016	2015	2014	2013	2012	2011
Income before income tax	284,368	453,253	424,487	176,891	328,289	295,053
Fixed charges	82,211	105,549	97,918	95,346	85,579	79,227
Total	366,579	558,802	522,405	272,237	413,868	374,280